Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

GulfMark Offshore, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-153459) and on Form S-8 (No. 333-174848, No. 333-174850, No. 333-175409 and No. 333-167497) of GulfMark Offshore, Inc. and consolidated subsidiaries of our reports dated February 24, 2014, with respect to the consolidated balance sheets of GulfMark Offshore, Inc. and consolidated subsidiaries as of December 31, 2013, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, comprehensive income, and cash flows for each of the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of GulfMark Offshore, Inc. and consolidated subsidiaries.

KPMG LLP

Houston, Texas
February 24, 2014